Exhibit 99.2
News Release
Stiefel Laboratories Completes Acquisition of Barrier Therapeutics
Strategic deal demonstrates commitment to dermatology and innovation
Coral Gables, Fla. – August 6, 2008 - Stiefel Laboratories, Inc., the world’s largest independent pharmaceutical company specializing in dermatology, announced today that it has completed its previously announced acquisition of Princeton, New Jersey-based Barrier Therapeutics, Inc. Upon the closing of the acquisition, all remaining outstanding shares of Barrier common stock, other than those held by stockholders who properly perfect appraisal rights under Delaware law, were converted into the right to receive $4.15 per share in cash. Effective with the close of trading on August 6, 2008, shares of Barrier will no longer be listed on the NASDAQ Global Market.
The combination of Barrier Therapeutics with Stiefel Laboratories unites some of the most exciting assets in the dermatology industry. The acquisition of Barrier broadens Stiefel’s extensive product offering with three premium prescription products, making a wider range of treatment options available to physicians and patients under the Stiefel umbrella. It also deepens an already strong Stiefel pipeline of products by adding several promising novel product candidates.
“Barrier’s innovative products and pipeline are a very valuable addition to Stiefel,” said Charles W. Stiefel, chairman and chief executive officer of Stiefel Laboratories. “The acquisition reinforces Stiefel’s promise to provide novel, high-quality, safe and effective products for the treatment of skin diseases and our continued and enthusiastic commitment to advancing the field of dermatology.”
In addition to bringing new assets to Stiefel, the acquisition also provides the opportunity for the company to leverage its global footprint for the newly-acquired portfolio.
“Stiefel’s worldwide network includes more than 30 subsidiaries around the world, a research and development organization spanning four continents and six manufacturing operations,” said Bill Humphries, president of Stiefel Laboratories. “Combining these resources with Barrier’s products will benefit more dermatology patients around the world.”
“The acquisition greatly expands the possibilities for Barrier’s products and pipeline,” said Al Altomari, chief executive officer of Barrier Therapeutics. “We are excited about the contributions that can be made in dermatology because of this transaction.”
“The product portfolio and pipeline we have created with this acquisition further solidifies Stiefel’s position as the worldwide leader in dermatology,” Humphries said, “and continues to help us achieve our goal of becoming the most-respected dermatology company in the world.”
The Global Headquarters of Stiefel Laboratories will remain in Coral Gables, Fla., and the Marketing and Sales headquarters will remain in Duluth, Ga.
About Barrier Therapeutics
Barrier Therapeutics is a pharmaceutical company focused on the development and commercialization of products in the field of dermatology. Barrier Therapeutics currently markets three pharmaceutical products in the United States: Xolegel® (ketoconazole, USP) Gel, 2%, for seborrheic dermatitis; Vusion® (0.25% miconazole nitrate, 15% zinc oxide, 81.35% white petrolatum) Ointment, for diaper dermatitis complicated by documented candidiasis; and Solagé® (mequinol 2.0%, tretinoin 0.01%) Topical Solution, for solar lentigines. Barrier Therapeutics has other product candidates in various stages of clinical development for the treatment of a range of dermatological conditions, including onychomycosis, psoriasis, acne, skin allergies, and acute fungal infections.
Xolegel, Vusion and Solagé are trademarks of Barrier Therapeutics.
About Stiefel Laboratories, Inc.
Founded in 1847, Stiefel Laboratories (a privately held company) is the world’s largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the newest and best-known brands include Duac® Topical Gel (clindamycin, 1% — benzoyl peroxide, 5%) available in the Duac® Care System (CS); Evoclin® (clindamycin phosphate) Foam, 1%; Luxiq® (betamethasone valerate) Foam, 0.12%; MimyX® Cream; Olux® (clobetasol propionate) Foam, 0.05% and Olux-E® (clobetasol propionate) Foam, 0.05% also available in the Olux® / Olux-E® COMPLETE PACK; Soriatane® (acitretin) Capsules available in the Soriatane® CK CONVENIENCE KIT; Verdeso® (desonide) Foam, 0.05%; Brevoxyl®-4 Creamy Wash (benzoyl peroxide 4%) and Brevoxyl®-8 Creamy Wash (benzoyl peroxide 8%) packaged in the Brevoxyl® Acne Wash Kit; Extina® (ketoconazole) Foam, 2%; Oilatum® Cleansing Bar; Physiogel® Cream; Stieprox® (ciclopirox olamine) Shampoo; REVALÉSKIN™ Skin Care Products; and Sarna® Lotion. Its wholly-owned global network is comprised of more than 30 subsidiaries, manufacturing plants in six countries, research and development facilities on four continents, and products marketed in more than 100 countries around the world.
Stiefel Laboratories supplements its R&D efforts by seeking strategic partnerships and acquisitions around the world. To learn more about Stiefel Laboratories, Inc. visit www.stiefel.com.